Power2Ship, Inc.
                              903 Clint Moore Road
                              Boca Raton, FL 33496
                      Tel (866) 998-7557 Fax (561) 998-7821

                                 March 31, 2006

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Attention:        Linda Cvrkel
                  Jean Yu

RE:               Response Letter from Power2Ship, Inc. (the "Company") dated
                  March 22, 2006

Dear Ms. Cvrkel and Ms. Yu:

     The Company is providing herein supplemental information to enable the Staff to evaluate its previously filed responses to the Staff's comment letter dated March 2, 2006. The supplemental information appears in the same numerical order as the Staff's letter.

Form 10-KSB for the Year Ended June 30, 2005

Note 2 - Significant Accounting Policies and Other Matters

Computer Software and Website Development Costs, page F-11

2. The Company will revise its disclosure to specify the useful life over which it amortizes its computer software and website development costs in the second bulleted paragraph on page F-12 as follows:

"- the application and infrastructure development stage begins immediately upon conclusion of the preliminary or planning stage and includes, but is not limited to, all activities related to designing the software configuration and software interfaces, acquiring or customizing the software necessary to build the application, coding, hardware installation and testing, including parallel processing. Generally, any internal and external costs incurred during the application and infrastructure development stage are capitalized and amortized on a straight-line basis over the estimated economic life of the software.^ General and administrative costs and overhead costs are not capitalized. The useful life the Company uses to amortize its computer software and website development costs is five years. This amortization period was based on management's assessment that its computer software was designed and written to enable it be customized relatively easily for numerous customer applications. Management believes that the flexibility of the software justifies an estimated useful life of five years. Amortization for each module or component of software begins after all substantial testing is completed and it is deemed to be ready for its intended use. The only exception to beginning amortization at that time would be if the functionality of that module or component is entirely dependent on the completion of other modules or component in which case the amortization would begin when both the module and the other modules upon which it is functionally dependent are ready for their intended use.

Note 6 - Related Party Transactions, page F-14

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United States Securities and Exchange Commission
March 31, 2006
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3. As requested, Note 6 to the Company's financial statements will be revised to disclose the nature and significant terms of all transactions between the Company and its affiliates as follows: "In April 2005, Richard Hersh, our Chief Executive Officer and Michael J. Darden, our President, were granted options providing each of them with the right to purchase ten percent of the shares of common stock of Commodity Express Transportation, Inc., our wholly owned subsidiary, for an exercise price of $60,000 expiring three years from the date these options were granted.

In February 2005, we engaged Carmelo Luppino, a principal shareholder of the Company, as a consultant to provide us with various business advisory services for one year. During fiscal year 2005, we issued Mr. Luppino 700,000 shares of common stock valued at $203,000 and warrants to purchase 1,050,000 shares of common stock for $0.15 per share and 221,755 shares for $0.38 per share valued at $273,301.

In January 2005, Richard Hersh loaned the Company $25,000 which was repaid in February 2005.

In November 2004, an employee received $6,000 from the Company in the form of a short-term demand note. As of June 30, 2005 the balance of the note was $250.

In October 2004, we engaged Michael Garnick, a principal shareholder of the Company, as a consultant to provide us with various business advisory services, particularly related to legal matters, for one year. During fiscal year 2005, we issued Mr. Garnick 450,000 shares of common stock valued at $151,500.

In July and August, 2004, the Company entered into Intellectual Property Assignment Agreements with three of its executives pursuant to which each of them assigned to the Company all of their right, title and interest in and to all the intellectual property which they had contributed to the Company in the past in consideration for an aggregate of 600,000 shares of the Company's common stock issued in January 2005. See Note 5 - "Intangible Assets" for a further description of these transactions.

In March 2003, the Company issued its former Chairman 221,755 options (83,733 pre-merger equivalent) exercisable at $.38 per share with an expiration date of March 6, 2006 which were valued at $4,429 (approximately $.02 per option) using the Black-Scholes option pricing model. The options were issued in consideration for his forgiveness of $83,733 relating to accrued salary and services performed under a consulting agreement resulting in a gain of $79,304.

From March 2003 through October 2004, the Company issued several convertible promissory notes to Michael Garnick, a principal shareholder of the Company. (See Note 8 - Notes Payable and Convertible Notes Payable).

In November, 2002, the Chief Executive Officer received $20,000 from the Company in the form of a short-term demand note bearing interest at the rate of 6% per annum. As of May 31, 2003 the balance of the note and accrued interest was $20,985. This transaction occurred prior to the reverse merger when Freight Rate was a private company. In September, 2003, the note was paid in full."

Also, Note 8 on page F-16 will be revised as follows:

"In March 2003, the Company issued a $125,000 convertible promissory note to Michael Garnick, a private investor that also was a principal shareholder of the Company. In June 2003, the Company and the shareholder cancelled the old note and issued a new promissory note for $225,000 as the Company received an additional $100,000. The new note had an interest rate of 5% per annum, had a maturity date of December 5, 2003 and had a conversion price of $.40 per share. Subsequent to its issuance, the conversion provision in the new note was amended to change the conversion price to $.79 per share which equaled the closing market price of our common stock on the issue date of the note. We also granted the note holder, in connection with the loan, a warrant to purchase 75,000 shares of common stock at a price of $0.79 per share which expired on June 5, 2004. These warrants were valued at $16,650 and recorded as interest expense. In July 2003, the Company made a $100,000 principal payment on the $225,000 note and, in September 2003, repaid the $125,000 outstanding balance of the note,

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United States Securities and Exchange Commission
March 31, 2006
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plus accrued  interest of $4,000,  with 25,800  shares of its Series B preferred stock convertible at $0.25 per share. This conversion provision represents a beneficial conversion feature, the value of which is calculated by subtracting the conversion price of $0.25 from the market price of the common stock on the date the preferred shares were issued. In this case, since the beneficial conversion feature is valued at more than the conversion price, the total value of the shares or $129,000 was recorded as preferred dividends during the year ended June 30, 2004. In October 2004, the holder converted all of their Series B preferred stock into 516,000 shares of common stock. (See Note 7 - Related Party Transactions)

4. The Company will revise its disclosure to specify how it valued and accounted for the option to acquire ten percent of the shares of Commodity Express
Transportation, Inc. that were granted to certain officer in April 2005 as follows:

"In April 2005, at the time of the acquistion of the company, Richard Hersh, our Chief Executive Officer and Michael J. Darden, our President, were granted options providing each of them with the right to purchase ten percent of the shares of common stock of Commodity Express Transportation, Inc., now our wholly owned subsidiary, for an exercise price of $60,000 expiring three years from the date these options were granted. These options were valued at $0. This valuation was based on the exercise price of $60,000 for 10% of Commodity Express, or $600,000 for 100% of the company, which is substantially in excess of the $293,655 purchase price, including the assumption of liabilities, paid by the Company. In establishing the value of the options granted to Messrs. Hersch and Darden, the Company did not use the Black-Scholes option pricing model as the volatility of the security, one of the key variables required to use the Black-Scholes option pricing model, cannot be determined since the stock of Commodity Express Transporation, Inc. has never traded."

Note 14 - Pro Forma Financial Statements (Unaudited), page F-26

8. The Company will revise its reference to APB No. 16 in its disclosure to SFAS No. 141 as follows:

"The following Pro Forma Combined Financial Statements of Power2Ship, Commodity Express and GFC gives effect to the acquisition of certain assets of Commodity Express and GFC, under the purchase method of accounting prescribed by SFAS 141, Business Combinations, as if it had occurred on July 1, 2003. These pro forma statements are presented for illustrative purposes only. The pro forma adjustments are based upon available information and assumptions that management believes are reasonable."

9. The Company will revise the pro forma information presented to give effect to amortization of intangible assets acquired in the acquisitions of Commodity Express Transportation and GFC as attached hererto.

Form 10-QSB for the Quarter Ended December 31, 2005

Note 6 - Notes Payable and Convertible Notes Payable, page 11

11. The response to this comment is revised as follows: The $100,000 unsecured convertible debenture and warrant to purchase 1,333,333 shares issued in exchange for the 10% unsecured promissory note of $100,000 issued to an accredited investor was part of the $420,000 Series C unsecured convertible debentures referred to in comment 10.^ As stated in the response to comment 10, the Company deems this to be conventional debt and, as such, the disclosure and method of accounting remain unchanged.

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United States Securities and Exchange Commission
March 31, 2006
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     We trust the foregoing provides sufficient additional information to enable the Staff to evaluate the Company's response to the Staff's comments.

                                            Sincerely yours,

                                            /s/ Richard Hersh

                                            Richard Hersh
                                            Chairman and Chief Executive Officer